UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Enanta Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29251M106

(CUSIP Number)

Nathaniel S. Gardiner

Senior Vice President and General Counsel

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, MA 02472

Tel: (617) 607-0800

With a copy to:

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M106	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. Jay R. Luly, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 980,616 Shares[1]
	8.	Shared Voting Power 0 Shares
	9.	Sole Dispositive Power 980,616 Shares[1]
	10.	Shared Dispositive Power 0 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 980,616 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.0%[2]
14.	Type of Reporting Person (See Instructions) IN

1.    Includes 345,795 shares of common stock issuable upon exercise of outstanding options that were exercisable within the 60-day period following December 20, 2017.

2.    Based upon 19,126,006 shares of outstanding common stock on December 1, 2017, as reported by the Issuer in its Proxy Statement filed with the SEC on January 19, 2018.

CUSIP No. 29251M106	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Enanta Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 500 Arsenal Street, Watertown, Massachusetts 02472. The Issuer’s telephone number is (617) 607-0800.

Item 2. Identity and Background.

(a) The name of the reporting person is Jay R. Luly, Ph.D. (“Dr. Luly” or the “Reporting Person”).

(b) The business address of Dr. Luly is c/o Enanta Pharmaceuticals, Inc., 500 Arsenal Street, Watertown, Massachusetts 02472.

(c) The Reporting Person is the Chief Executive Officer and President of the Issuer and a member of the Board of Directors of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Dr. Luly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On December 20, 2017, the Reporting Person was deemed to be the beneficial owner of an additional 10,000 Shares underlying options that were granted on November 18, 2016 (the “2016 Option”) because, as of December 20, 2017, he was within 60 days of the February 18, 2018 vesting date for such Shares. The 2016 Option was awarded as compensation for Dr. Luly’s service as the Chief Executive Officer and President of the Issuer and Dr. Luly paid no consideration for the 2016 Option. The 2016 Option granted Dr. Luly the right to purchase 120,000 Shares at an exercise price of $30.00 per Share. The 2016 Option vests quarterly in substantially equal installments over four years from the date of grant, has a term of ten years and will expire to the extent it has not been exercised on or before November 18, 2026. Dr. Luly has not exercised any portion of any of the 2016 Option as of the date hereof.

With respect to all other Shares beneficially owned by Dr. Luly, such Shares were received as compensatory awards from the Issuer or were acquired by Dr. Luly through exercise of options from Dr. Luly’s personal funds.

CUSIP No. 29251M106	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

Dr. Luly acquired the Shares described in Item 5 of this Statement for investment purposes or as compensation from the Issuer and not for the purpose or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.

Dr. Luly is the Chief Executive Officer and President and a director of the Issuer. In these capacities, Dr. Luly takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, Dr. Luly reviews and intends to continue to review, on an ongoing and continuing basis, his investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and in compliance with the Issuer’s securities trading policy and other policies applicable to its executive officers, Dr. Luly may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of his securities of the Issuer. Any transactions that Dr. Luly may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, diversification of his investments, other investment and business opportunities available to Dr. Luly, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of the Issuer, Dr. Luly currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Dr. Luly may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, the Issuer or other persons).

CUSIP No. 29251M106	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

As of December 20, 2017, Dr. Luly beneficially owned 980,616 Shares, consisting of: (i) 634,821 Shares and (ii) 345,795 Shares issuable upon exercise of outstanding options that were exercisable within the 60-day period following December 20, 2017. Dr. Luly has sole voting and dispositive power over all such shares. No person other than Dr. Luly is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Dr. Luly.

The information set forth under Item 3 and the cover page of this Statement is incorporated herein by reference. Dr. Luly has not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Except as disclosed in this Statement, there are no contracts, understandings or relationships between Dr. Luly and any third person with respect to the securities of the Issuer regarding the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 18, 2019

By: /s/ Jay R. Luly, Ph.D.

Jay R. Luly, Ph.D.